EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 3, 2023

Virtuix Holdings Inc.

SPV Interests Representing
Up to $3,961,352.66 of Series B Preferred Stock
plus an aggregate $138,647.34 in Transaction Fees

Virtuix Holdings Inc, ("Virtuix", the "Company," "we," "us", or "our"), is offering up to $3,961,352.66 worth of Series B Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $9,995.54 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by July 29, 2023 (the "Target Date"). The investment will be made through Virtuix Series B CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 29, 2023 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the July 29, 2023. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay a Transaction Fee to the Company to help offset transaction costs equal to three and one-half percent (3.5%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than March 20, 2024.

Once posted, the annual report may be found on the Company's website at https://www.virtuix.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://invest.virtuix.com/

Perks
Investors in this offering will receive discounts on Omni One and will have the opportunity to "skip to the front" of the waitlist to receive a system, among other incentives.

Investment Amount	Perk
$1,000+	• 20% discount ($520 value) when purchasing Omni One • 1 Free Game (est. $40 Value)
$2,000+	• 25% discount ($650 value) when purchasing Omni One • 2 free games (est. $80 value) • 3 free months of Omni Online ($42 value)
$5,000+	• 30% discount ($780 value) when purchasing Omni One • 3 free games (est. $120 value) • 6 free months of Omni Online ($84 value)
$10,000+	• 40% discount ($1,040 value) when purchasing Omni One • 5 free games (est. $200 value) • 12 free months of Omni Online ($168 value)
$20,000+	• A free Omni One system ($2,595 value) • 5 free games (est. $200 value) • 12 free months of Omni Online ($168 value)
$50,000+	• All "$20,000+" Investment Perks • A VIP trip to Austin that includes air travel for 2 people (within continental U.S.), 5-star hotel for 3 nights (1 room), BBQ meal with Virtuix's CEO Jan Goetgeluk • A tour of Virtuix to meet the team

In addition, investors who complete an investment before May 18, 2023 will receive an additional 10% discount with respect to the "$1,000+", "$2,000+", "$5,000+", and "$10,000+" reward tiers

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

We are the creator of Omni, an omnidirectional treadmill that lets players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 50%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We target to keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023.
In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture; therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 19 patents covering mechanical design, motion tracking, and game integration. Eight more patents are pending. The company also owns 12 registered trademarks.

Competitors and Industry

Competitors

Our main competitor is KAT VR, a Chinese company. They don't offer a complete system; rather, they sell their omnidirectional treadmill as a peripheral that they claim to be compatible with all existing VR headsets and games. Another competing omnidirectional treadmill is Infinadeck. This is a large, motorized device for commercial use that costs about $60,000.

Industry

In a recent Omni One customer survey, 55% of respondents indicated they don't yet own a VR headset, and 40% barely play video games (less than 2 hours per week).

Omni One doesn't depend on the existing market for VR headsets or video games. Instead, Omni One defines its own entertainment category, allowing players to move around physically inside virtual worlds and burn calories while doing so. Applications extend far beyond gaming, including virtual tourism, exercise and fitness, and social events.

Our large install base of out-of-home Omni systems and existing player base of over 300,000 players provide an excellent demo and sales channel for Omni One at no incremental cost. Thanks to this existing player base and Omni One's demonstrated excitement and demand (including an email waitlist of over 35,000 subscribers), our initial customer acquisition cost is projected to be low.

Current Stage and Roadmap

Current Stage

We have two existing commercial products: Omni Pro and Omni Arena. Our new product, Omni One (our first consumer system for the home), started shipping in January 2023 for beta testing.

Future Roadmap

The thrill of walking around inside video games has blown the minds of players at our commercial venues. We plan to take our success in commercial entertainment and scale it into the home. The time is now: the technology is ready, the business model is mature, and the market is asking for our product. We have a devoted player base of over 300,000 players and an established waitlist for Omni One of over 35,000 subscribers. With the proceeds of this financing, we'll be able to expand our working capital and ramp up the production of Omni One. Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.

The Team

Officers and Directors:

Name: Jan Goetgeluk

Jan Goetgeluk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Board Member
- Dates of Service: February 2013 - Present
- Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives $250k a year in cash compensation.

Name: David Allan

David Allan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, COO and Board Member
- Dates of Service: August 2013 - Present
- Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Michael Bradley McGovern

Michael Bradley McGovern's current primary role is with Seitz, DeMarco & McGovern PLLC. Michael Bradley McGovern currently serves 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

- Position: Board Member
- Dates of Service: December 2016 - Present
- Responsibilities: Member of the board. Brad does not receive cash compensation.

Other business experience in the past three years:

- Employer: Seitz, DeMarco & McGovern PLLC.
- Title: Managing Partner

- Dates of Service: November 2012 - Present
- Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign are subject to SEC limitations of transfer. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition to the regulatory limitations, the interests in the Co-Issuer may only be transferred upon approval of the Company.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There are restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering securities in the amount of up to $4,100,000 (incl. transaction fees) in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The Company is currently raising additional funds on terms that are different than those in this offering.
In addition to raising capital in this offering, the Company is also seeking investments from accredited investors who are acquiring SAFEs at terms described later in this offering memorandum. Conversion of those SAFEs will result in increased dilution to investors in this offering.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants, these projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service.
All of our current products are variants on one type of product, providing an omni-directional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omni-directional treadmills and their applications.

We may never have an operational product or service.
It is possible that there may never be a mass-produced Omni One product. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured a beta version of Omni One. Delays or cost overruns in the development of Omni One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company.
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products.

We are an early-stage company and have not yet generated any profits
Virtuix was formed in 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early-stage company and have limited revenue and operating history

The Company has few customers and little revenue.
If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market and sell the product, and that we can price them right and sell them to enough people so that the Company will succeed. Furthermore, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly.

The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets.
We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to its value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, trademark, and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation, which can be subject to change at any time.
Our ability to sell products is dependent on outside government regulation, such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change, and if they do, then the selling of products may no longer be in the best interest of the Company. At such a point, the Company may no longer want to sell products, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business.

The delivery and quality of the company's primary product is dependent on third-party manufacturers.
The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards, it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver the product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays.

The company's future success is dependent on the continued service of a small executive management team.
The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amount available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations.

All of the company's assets, including intellectual property, are pledged as collateral to a lender.
Pursuant to the Loan and Security Agreement dated April 27, 2022, and the IP Security Agreement dated April 27, 2022, between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc., and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022, or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.
The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy, and provision of preferential treatment to particular industries or companies.

Tax and accounting roles for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong-based subsidiary.
Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China, that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results.

Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business.

Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jan Goetgeluk	5,500,000	Common Stock	20.1246%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, StartEngine Crowdfunding SAFE, and Reg D SAFE.

Common Stock

The amount of securities authorized is 37,000,000 with a total of 5,500,000 outstanding, plus 2,500,000 reserved for issuance under the Company's equity incentive plan.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series Seed Preferred Stock

The amount of securities authorized is 4,000,000 with a total of 3,906,250 outstanding including 156,250 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted, and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock were converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights
Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion
The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price, subject to adjustment as discussed under Anti-Dilution Rights.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights
Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights
Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemption or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion
The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares \¥ill convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the

respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,839,095 outstanding including 192,088 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock were converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights
Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion
The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below. Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten

public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

> *Anti-Dilution Rights*

Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding including 50,066 shares to be issued pursuant to outstanding warrants.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

> *Dividend Rights*

Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

> *Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution, or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

> *Preemptive Rights*

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

> *Terms of Conversion*

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share at any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights
Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights

Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redeemable or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion

The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company. Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below. Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

StartEngine Crowdfunding SAFE

The Company is in the process of closing a SAFE (Simple Agreement For Future Equity) offering administered by Start Engine Capital, LLC under Regulation Crowdfunding of the Securities and Exchange Commission. If a qualifying Series B preferred stock equity financing occurs in which the Company receives gross proceeds of not less than $5,000,000, the Company shall issue to the holders of the StartEngine Crowdfunding SAFEs that number of shares of Series B preferred stock equal to the quotient obtained by dividing the investment amount by the applicable conversion price, the conversion price calculated as either (i) the price per share equal to $180,000,000 divided by the fully diluted number of issued and outstanding shares of capital stock of the Company, or (ii) the price per share of the Series B preferred stock sold in the qualifying equity financing multiplied by 0.80, whichever calculation results in a greater number of shares of Series B preferred stock.

As of March 17, 2023, no StartEngine Crowdfunding SAFEs were issued and outstanding, however, the Company has received commitments from investors via Start Engine Capital, LLC of approximately $1.1 million. The Company expects to receive about $900,000 in total funded investments.

Reg D SAFE

In concurrence with this offering of Series B preferred stock, the Company is seeking investments from and has authorized the sale of up to $3 million of SAFEs to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission. If a qualifying Series B preferred stock equity financing occurs in which the Company receives gross proceeds of not less than $5,000,000, the Company shall issue to the holders of the Reg D SAFEs that number of shares of Series B preferred stock equal to the quotient obtained by dividing the investment amount by the applicable conversion price, the conversion price calculated as either (i) the price per share equal to $180,000,000 divided by the fully diluted number of issued and outstanding shares of capital stock of the Company, or (ii) the price per share of the Series B preferred stock sold in the qualifying equity financing multiplied by 0.80, whichever calculation results in a greater number of shares of Series B preferred stock.

As of March 17, 2023, $561,174 worth of Reg D SAFEs were issued and outstanding.

Investment Agreements

Investors acquiring Series B Preferred Stock will become parties to each of each of: (i) the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016, as amended (the "Investor Rights Agreement"), (ii) the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016, as amended (the "First Refusal Agreement"), and (iii) the Voting Agreement dated as of March 10, 2016, as amended (the **"**Voting

Agreement*")*, in each case as entered into by and among the company, the investors in the company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred, Series B Preferred Stock, and certain other stockholders of the company. The Investor Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the "Investment Agreements". The material terms of such agreements are described below.

Investor Rights Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investor Rights Agreement).

- Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) five (5) years after the date of the Investor Rights Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO.

- Demand Form S-3: If at any time when it is eligible to use a Form S-3 registration statement, holders of a majority of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement.

- Delay of Registration: No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation.

- Right of First Offer: If the company proposes to offer or sell any New Securities, the company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

First Refusal Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the First Refusal Agreement).

- Right of First Refusal by Key Holder: The Key Holder, constituting the company's CEO, Jan Goetgeluk, grants to the company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

- Drag Along Rights: In the event that a Sale of the company is approved in writing, by specific individuals, specifying that drag along rights shall apply to such transaction, then each Key Holder, each Investor, and the Company agree to certain drag-along rights.

Voting Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Voting Agreement).

- Size of the Board: Each Stockholder agrees to vote to ensure that the size of the Board shall be set and remain at three (3) directors.

- Board Composition: Each Stockholder agrees to vote to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board: (i) the company's Chief Executive Officer, (ii) a Key Holder Director and (iii) a Preferred Director.

- Additional Parties: If the Company issues additional shares of Preferred Stock, as a condition to the issuance the company shall require that any purchaser of Preferred Stock become a party to the Voting Agreement.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and pursuant to the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $2,559,304.00
Use of proceeds: Development of Omni One and general corporate purposes.
Date: April 16, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $14,999,943.00
Number of Securities Sold: 5,006,647
Use of proceeds: Development of Omni One
Date: December 30, 2020
Offering exemption relied upon: Regulation A+

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,975,145.00
Number of Securities Sold: 659,258
Use of proceeds: Development of Omni One
Date: March 15, 2021
Offering exemption relied upon: 506(c)

Name: StartEngine Crowdfunding SAFE
Type of security sold: SAFE (Simple Agreement of Future Equity)
Amount sold (closing in process): $0 as of March 17, 2023
Use of proceeds: Working capital to ramp up production of Omni One and general corporate purposes
Date: February 16, 2023
Offering exemption relied upon: Regulation CrowdFunding

Name: Reg D SAFE
Type of security sold: SAFE (Simple Agreement of Future Equity)
Amount sold (ongoing): $561,174 as of March 17, 2023

Use of proceeds: Working capital to ramp up production of Omni One and general corporate purposes
Date: February 24, 2023
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements: Year ended March 31, 2021 compared to year ended March 31, 2022 Revenue

Revenue for fiscal year 2022 was $3,709,966, a 76% increase compared to fiscal year 2021 revenue of $2,103,090. The increase in sales was primarily driven by an increase in Omni Arena installations, as the out-of-home entertainment industry continued to recover from a period of mandated lockdowns related to the Covid-19 pandemic.

Cost of goods sold

Cost of goods sold in fiscal year 2022 was $3,128,272, an increase of $1,601,254 from costs of goods sold of $1,527,018 in fiscal year 2021. The increase was primarily due to an increase in sales.

Gross margins

Fiscal year 2022 gross profit increased by $5,622 over fiscal year 2021 gross profit, however, gross margins as a percentage of revenues decreased from 27% in 2021 to 16% in 2022. This decrease in gross margin was primarily caused by a significant increase in material and logistics costs following the Covid-19 pandemic.

Operating expenses

The Company's operating expenses consist of, among other things, research and development expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2022 increased $1,722,311 from fiscal year 2021. Approximately $1,200,000 of this increase was due to increased research and development expenses related to the development of Omni One.

Historical results and cash flows:

The Company is currently in the "beta" production stage of Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to exit Omni One's beta phase and start mass production of Omni One in calendar year 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company has capital resources available in the form of a line of credit for $2,000,000 from Western Technology Investment, an EIDL loan in the amount of $25,000, and $2,638,175 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our research and development expenses as well as working capital requirements related to Omni One.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 64% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a preferred stock offering of Series B preferred stock under "Regulation A" of the Securities and Exchange Commission, anticipated to start in the second half of 2023. Additionally, in concurrence with this offering of up to $4,100,000 under Regulation Crowdfunding under the Securities Act, the Company is also selling securities to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $3,000,000. As of March 17, 2023, the Company has sold $561,174 worth of Reg D SAFEs. Additionally, the Company is in the process of closing a SAFE offering administered by Start Engine Capital, LLC under Regulation Crowdfunding of the Securities and Exchange Commission. As of March 17, 2023, the Company has not received funds from sales of the StartEngine Crowdfunding SAFE, however, the Company has received commitments from investors via Start Engine Capital, LLC of approximately $1.1 million, and the Company expects to receive about $900,000 in total funded investments.

Indebtedness

Creditor: Western Technology Investment
Amount Owed: $1,178,543.18
Interest Rate: 12.25%
Maturity Date: September 01, 2025
Interest calculated as of 2/1/2023.

Creditor: EIDL Loan
Amount Owed: $26,966.00
Interest Rate: 3.75%
Maturity Date: August 29, 2050
Interest calculated as of 2/1/2023.

Related Party Transactions

Name of Entity: Heroix VR (Shanghai) Co., Ltd.
Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited
Relationship to Company: Joint Venture
Nature/ amount of interest in the transaction: During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and

held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.
Material Terms: N/A

Valuation

Valuation: $170,629,157

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds
If we raise the Target Offering Amount of $9.995.54 we plan to use these proceeds as follows:

DealMaker Securities Fees – 4%

Other DealMaker Fees – 96%

If we raise the over-allotment amount of $4,100,000.00, we plan to use these proceeds as follows:

DealMaker Platform Fees – 4%

Inventory – 40%
We will use 40% of the funds raised to finance inventory of both raw materials and finished goods of Omni One in order to ramp up production and shorten delivery times of the product.

Research & Development – 30%
We will use 30% of the funds raise for continued product development of Omni One and future products.

General & Administrative – 26%
We will use 25% of the funds to cover general and administrative expenses related to the day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates
Updates on the status of this Offering may be found at: invest.virtuix.com

Dilution

Even once the Series B Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of four percent (4%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $12,000 one-time administrative and compliance fee, and a $2,000 monthly maintenance fee. The Company shall levy a three and one-half percent (3.5%) ancillary fee ("Transaction Fee") payable by Purchasers.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.virtuix.com

SIGNATURE

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

(Signature)

NAME

(Name)

TITLE

(Title)

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

(Signature)

NAME

(Name)

TITLE

_____

(Title)

DATE
_____

(Date)

/s/
_____

(Signature)

NAME
_____

(Name)

TITLE
_____

(Title)

DATE
_____

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financial Statements

EXHIBIT C
PDF of Campaign Landing Page

EXHIBIT D
*Video Transcript*s